SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                              Dated April 18, 2006

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                        Commission File Number: 001-15134

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                                    HEAD N.V.

                 (Translation of registrant's name into English)

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                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
              (Address of registrant's principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F
                                   ---              ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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INDEX
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Exhibit 99.1   Press release announcing Head N.V.'s intention to make a payment of circa Euro 10,000,000 to its shareholders.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HEAD N.V.


Date:  April 18, 2006                          By:    /s/ Johan Eliasch
                                                      --------------------------
                                               Name:  Johan Eliasch
                                               Title: Chief Executive Officer


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                                  EXHIBIT INDEX
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Exhibit 99.1   Press release announcing Head N.V.'s intention to make a payment of circa Euro 10,000,000 to its shareholders.